UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                        Press Release
                                          FOR IMMEDIATE RELEASE

FEDERAL JUDGE RAKOFF ISSUES PERMANENT INJUNCTION IN FAVOR OF GRUPO
TELEVISA AND AGAINST JPMORGAN AND CERTAIN OF ITS EXECUTIVES, WITH
RESPECT TO IMPROPER SALE BY JPMORGAN TO BANCO INBURSA OF
CABLEVISION LOAN

Mexico City, July 26, 2010—Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced that Judge Jed S. Rakoff of the U.S. District Court in New York has issued a final ruling prohibiting JPMorgan Chase Bank, N.A. and J.P. Morgan Securities, Inc. (together, “JPMorgan”; NYSE:JPM) from, among other things, selling or participating to Banco Inbursa, SA (“Inbursa”) any interest in JPMorgan’s $225 million loan to Empresas Cablevisión, S.A.B. de C.V. (“Cablevision”), which is majority owned by Televisa.

Judge Rakoff’s new permanent injunction, entered after JPMorgan agreed to repurchase from Inbursa the 90 percent interest in the loan, prohibits JPMorgan from, among other things, ever again selling any interest in the loan to Inbursa; from having discussions or sharing information with Inbursa either regarding non-public information received from Cablevisión in connection with the loan, or JPMorgan’s consideration of requests for waivers, consents, and amendments to the Credit Agreement governing the loan; and from acting at the direction of, or with the intention of benefitting, Inbursa when taking or not taking action in connection with the loan.

Earlier this year, Judge Rakoff found, in a ruling upheld on appeal in June, that JPMorgan’s sale of the loan to Inbursa as a 90 percent participation was “an end-run, if not a downright sham” that breached the covenant of good faith and fair dealing and denied Cablevision the benefit of its contractual right to reject assignments of the $225 million loan.

Judge Rakoff’s order also prohibits nine named JPMorgan executives from participating in any determinations (with very limited exceptions) that JPMorgan will make going forward with respect to the loan. Attached to this press release, please find the judge’s resolution.

“We are gratified by the judge’s ruling. It is an important decision both for the enforcement of borrower’s veto rights under credit agreements and for requiring financial services institutions to act responsibly on behalf of their customers” said Salvi Folch, Chief Financial Officer of Televisa.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

###

Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255) 5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK
EMPRESAS CABLEVISION, S.A.B. DE C.V., Plaintiff, - against - JPMORGAN CHASE BANK, N.A. AND J.P. MORGAN SECURITIES INC., Defendants.	: : : : : 09 Civ. 9972 (JSR) : : : : CONSENT ORDER & : JUDGMENT : : : :

    The Court renders final judgment as follows:

    JPMorgan Chase Bank, N.A. and J.P. Morgan Securities, Inc. (together, "JPMorgan") are hereby permanently enjoined from (1) selling or otherwise transferring, in any form (including, but not limited to, via a credit derivative), all or any part of its rights or obligations under the December 2007 Credit Agreement between JPMorgan and Empresas Cablevisión, S.A.B. de C.V. ("Cablevision"), to any entity controlled by or affiliated with Carlos Slim Helú, including but not limited to Banco Inbursa, S.A., Institución de Banca Múltiple, and Grupo Financiero Inbursa, Grand Cayman Branch, or any employee or director of such entity, and/or to any member of Mr. Slim's family (all such entities and individuals, collectively the "Slim Group"); (2) having any discussions or consultations with or sharing any information with any member of the Slim Group, or the coverage banker, or any other employee at JPMorgan, that covers directly the relationship with the Slim Group, with respect to the Credit Agreement, non-public information received from Cablevision pursuant to the Credit Agreement, or the exercise of any of JPMorgan's rights under the Credit Agreement (including, but not limited to, JPMorgan's consideration of requests for waivers, consents, and amendments thereto); (3) acting at the direction of, or with the intention of benefitting, any member of the Slim Group when taking or not taking action in connection with the Credit Agreement; and (4) permitting any of the following individuals to participate directly or indirectly in JPMorgan's determinations related to the Credit Agreement (other than determinations related solely to syndication of some or all of JPMorgan's interest in the loan to Cablevision) and/or consideration of any request from Cablevisión with respect to the Credit Agreement (including, but not limited to, requests for waivers, consents, and amendments thereto):

       Nicolas Aguzín,
       Steven Black,
       Eduardo Cepeda,
       Raimundo Langlois,
       Julian Lautersztain,
       Sjoerd Leenart,
       Daniel Pinto,
       Carlos Ruiz de Gamboa,
       Gilberto Sotelo, and
       Jacquelina Truzzell.

    In light of the foregoing, the parties agree to this Consent Order & Judgment, which resolves all of the parties' claims in this litigation, including JPMorgan's counterclaim, which is dismissed with prejudice at JPMorgan's request. Each party will bear its own costs and fees.

    The Clerk of the Court is directed to enter judgment, and terminate all pending motions. The Court will retain jurisdiction over this case for the limited purpose of ensuring compliance with this Order. In all other respects, this case is now closed, and the Clerk of the Court is therefore directed to close it on the docket.

SO ORDERED.

/s/ Jed S. Rakoff
JED S. RAKOFF, U.S.D.J.

Dated:	New York, New York

7/23/10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 27, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President